

10030255

SEC[illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Garbacz Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Craig Road, Suite 104
(No. and Street)

St. Louis	MO	63141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Garbacz — 314-991-1303 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyd, Franz & Stephans LLP, CPA's
(Name – *if individual, state last, first, middle name*)

999 Executive Parkway, Suite 301	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Garbacz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Garbacz Group, Inc., as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



" NOTARY SEAL "
Laura M. Marsh, Notary Public
Warren County, State of Missouri
My Commission Expires 6/3/2010
Commission Number 06432644

Signature

Pres.

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE GARBACZ GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2010

Boyd, Franz & Stephans LLP

Certified Public Accountants

999 Executive Parkway
Suite 301
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA



May 6, 2010

To the Shareholders and
Board of Directors
The Garbacz Group, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of The Garbacz Group, Inc., as of March 31, 2010, and the related statements of income and retained earnings, cash flows, and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Garbacz Group, Inc., as of March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Boyd, Franz & Stephans LLP

THE GARBACZ GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2010

Statement No. 1

ASSETS

Cash and cash equivalents			$	158,818
Commissions receivable				11,076
Commissions receivable - other				77,100
Property, furniture, equipment and leasehold improvements - net of accumulated depreciation of $183,977				14,885
Other assets - Deposit				25,000
Total assets			$	286,879

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:				
Accounts payable			$	91
Accrued income taxes payable				2,037
Accrued profit sharing plan contribution (Note 8)				14,337
Payroll taxes withheld and accrued				56,302
Total liabilities			$	72,767
Stockholders' equity:				
Common stock, authorized 100,000 shares, issued and outstanding 25,000 shares	$	25,000		
Retained earnings		189,112		214,112
Total liabilities and stockholders' equity			$	286,879

See Notes to Statement of Financial Condition.

NOTE 1 - DESCRIPTION OF BUSINESS:

The Garbacz Group, Inc., a Missouri corporation, was organized in 1990 for the purpose of providing broker-dealer services to its customers. The Company services the Midwest region of the United States and sells stocks and bonds, variable and fixed annuities and mutual funds.

NOTE 2 – CONCENTRATIONS OF CREDIT RISK:

The Company is a registered broker-dealer in securities that introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES:

Security transactions and related commission revenue and expense are recorded on a trade date basis.

The Company records temporary investments at market and the unrealized gain/loss is reflected on the books.

Fixed assets are carried at cost, less accumulated depreciation computed using both the straight-line and accelerated methods. Depreciation for the year ended March 31, 2010, is $3,450. Fixed assets are depreciated as follows:

	Estimated Useful Life	Cost	Depreciation
Equipment, Furniture and Fixtures	3-7 Years	$ 142,183	$ 142,183
Automotive Equipment	5-7 Years	56,680	41,795
		$ 198,863	$ 183,978

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company expenses advertising costs as incurred.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 4 – DESCRIPTION OF BUSINESS:

Deferred income taxes result from differences in the timing of revenue and expense recognition for tax purposes and financial reporting purposes.

NOTE 5 – NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2010, the Company had net capital and net capital requirements of approximately $120,557 and $50,000, respectively.

NOTE 6 – RESERVE REQUIREMENTS:

The Company is exempt from the reserve requirements of the Securities and Exchange Act of 1934, per section (K)(2)(B) of Rule 15c3—3.

NOTE 7 – LEASES:

In May 2009, the Company renewed its lease agreement commencing July 1, 2009, through June 30, 2012. In the normal course of business, operating leases are generally renewed or replaced by other leases. Required yearly payments are as follows:

2011	$ 23,718
2012	23,904
2013	23,904
2014	23,904
2015	23,904
	$ 119,334

NOTE 8 – SIMPLIFIED EMPLOYEE PENSION PLAN:

Effective for the year ending March 31, 1997, the Company established a Simplified Employee Pension Plan which covers all eligible employees. A contribution of $14,337 was made for the current year.

NOTE 9 – SUBSEQUENT EVENTS:

As of March 31, 2010, the Company adopted the provision of the Subsequent Events Topic of the FASB Accounting Standards Codification, which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before the Company financial statements are issued or are available to be issued. The Company is required to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. The Company has evaluated subsequent events through May 6, 2010, the date of the Report of Independent Auditors. The Codification requires additional disclosures only and therefore did not have an impact on the Company's financial statements.

THE GARBACZ GROUP, INC.

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO SIPC ASSESSMENT RECONCILIATION

MARCH 31, 2010

Boyd, Franz & Stephans LLP

Certified Public Accountants

999 Executive Parkway
Suite 301
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA



May 6, 2010

To the Shareholders and
Board of Directors
The Garbacz Group, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of The Garbacz Group, Inc., as of March 31, 2010, and the related statements of income and retained earnings, cash flows, and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Garbacz Group, Inc., as of March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Boyd, Franz & Stephans LLP

SIPC-7

(30-REV 3/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended March 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(30-REV 3/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042366 FINRA MAR
THE GARBACZ GROUP INC
655 CRAIG RD STE 104
SAINT LOUIS MO 63141-7168

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 939.24

B. Less payment made with SIPC-6 filed (exclude interest) (484.38)

10-23-2009
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 454.86

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 454.86

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 454.86

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Garbacz Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Treasurer
(Title)

Dated the 20 day of May, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending March 31, 2010
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 532,120
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	557
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	557
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	110,616
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	42,286
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	3523
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 557

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)	557
Total deductions	156,982
2d. SIPC Net Operating Revenues	$ 375,695
2e. General Assessment @ .0025	$ 939.24

(to page 1 but not less than $150 minimum)